CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Falchani Lithium Project derived from Sections 1, 2, 25, 26 and 27; and the entirety of Sections 4 through 12, 14,15 and Section 23 of the technical report titled "Falchani Lithium Project NI 43-101 Technical Report Preliminary Economic Assessment - Update" dated February 22, 2024, with an effective date of January 10, 2024, which is included in this annual report on Form 40-F for the year ended February 29, 2024 (the "Form 40-F") and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Mariea Kartick
Mariea Kartick, P.Geo.

Date: May 29, 2024